# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MacKenzie Realty Capital, Inc., CIK 0001550913
CUSIP: 55453W105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 89 DAVIS ROAD, STE. 100, ORINDA, California (CA), 94563
Date of event which requires filing of this statement: 08/18/2025
Filed by CIK 0001103016
Persons authorized to receive notices and communications: Chip Patterson, 89 Davis Rd. Suite 100, Orinda, California (CA), 94563, 925-631-9100

## Reporting persons
- DIXON ROBERT E (CIK 0001103016): type of reporting person: individual (IN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: personal funds (PF), working capital (WC), other (OO); sole voting power 32,295; shared voting power 61,287; sole dispositive power 32,295; shared dispositive power 61,287; aggregate amount beneficially owned 93,582 (5.5% of the class)
  Comment: (1) The number of shares reported as beneficially owned is as of August 18, 2025. The shares reported consists of (A) 32,295 shares owned directly by the reporting person, as well as (B) 5,569 shares owned by MPF Successors, LP ("MPF Successors") and 55,718 shares owned by MacKenzie Real Estate Advisers, LP ("MREA"), in which the reporting person has a pecuniary interest and as to which the reporting person may be deemed to share voting power and investment power.
  
  (2) The percentage is calculated based on a total of 1,714,056 of the Issuer's shares of common stock outstanding as of August 19, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: MacKenzie Realty Capital, Inc.
Address of issuer's principal executive offices: 89 DAVIS ROAD, STE. 100, ORINDA, California (CA), 94563
Comment: This statement relates to the shares of common stock, $0.0001 par value per share (the "Shares") of MacKenzie Realty Capital, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 89 Davis Road, Suite 100, Orinda, CA 94563.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Robert Eric Dixon (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 89 Davis Road, Suite 100, Orinda, CA 94563.
Present principal occupation or employment: The current principal occupation of the Reporting Person is Chief Executive Officer and President of the Issuer.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a U.S. citizen and resident of the State of California.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The total amount of funds required by Reporting Person to acquire the Shares he owns directly was $482,713.65. The total amount of funds required by MREA to purchase its shares was $260,413.30. The shares owned by MPF Successors were received as a distribution-in-kind (and as a result of the dividend reinvestment program since then) with a cost basis of $484,659.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the Shares for investment purposes, but is the Chief Executive Officer of the Issuer and an executive officer and board member of the general partner of MREA and MPF Successors. As a result, the Reporting Person may be asked to vote on or discuss matters related to items (a) through (j) of this Item 4 of a Schedule 13D with representatives of the Issuer and others. Except as may be set forth herein, the Reporting Person has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person's total beneficial ownership amounts to 93,582 shares of common stock, constituting approximately 5.5% of the outstanding shares of common stock of the Issuer based upon 1,714,056 shares of common stock of the Issuer outstanding as of August 19, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person possesses the sole power to vote and dispose of 32,151 Shares, which represent 1.9% of the issued and outstanding Shares. The Reporting Person may be deemed to share beneficial ownership of 5,569 shares of Common Stock owned by MPF Successors and 55,718 shares of Common Stock owned by MREA, as to which the Reporting Person may be deemed to share voting power and investment power as one of a number of partners. Although the Reporting Person may be deemed to have beneficial ownership of such shares of Common Stock, neither the filing of this Schedule 13D nor any of the contents hereof shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the shares of Common Stock owned by MPF Successors and by MREA for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Transactions in the class effected during the past sixty days: During the past sixty days, the Reporting Person acquired 9,000 shares on August 18, 2025 at $5.10 per share. As noted above, the Reporting Person also may be deemed to share voting power and investment power with respect to the following shares acquired by MREA: (i) on August 13, 2025, MREA acquired 1,000 shares at $4.92 per share and 1,000 shares at $4.91 per share; (ii) on August 12, 2025, MREA acquired 198 shares at $4.9365 per share and 1,000 shares at $4.9008 per share; (iii) on August 8, 2025, MREA acquired 2,000 shares at $4.4424 per share; (iv) on August 7, 2025, MREA acquired 7,949 shares at $4.64 per share; and (v) on August 6, 2025, MREA acquired 22,559 shares at $4.31 per share.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the powers to direct the receipt of dividends from, or the proceeds from the sale of the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no agreements or understandings, other than those addressed herein, between the Reporting Person and the Issuer.

## Signatures
- DIXON ROBERT E: /s/ Robert Dixon, Chip Patterson, Attorney-in-fact (08/21/2025)